UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-12559

NOTIFICATION OF LATE FILING

(CHECK ONE):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR

For Period Ended: June 30, 2002
  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RADYNE COMSTREAM INC.

Full Name of Registrant

Former Name if Applicable

3138 E. ELWOOD STREET

Address of Principal Executive Office (Street and Number)

PHOENIX, ARIZONA 85034

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

         The Company’s quarterly report on Form 10Q cannot be filed by August 14, 2002 without unreasonable effort or expense due to staffing and organizational changes. Additionally, the Company has undertaken a valuation of its goodwill, for which all necessary and appropriate information is not yet available to the Company. The Company intends to provide detailed disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding these matters. The staff turnover, valuation of goodwill, and enhanced MD&A disclosure has made it impractical, without undue effort and expense, for the Company to complete the necessary documentation for the Form 10Q by the above date and has caused a delay for the Company in finalizing its quarterly review process.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

GARRY D. KLINE	602	437-9620

(Name)	(Area Code)	(Telephone Number)

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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RADYNE COMSTREAM INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2002	By:	/s/ Garry D. Kline Garry D. Kline Chief Financial Officer

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